Exhibit H

manatt manatt | phelps | phillips	Marcia D. Alazraki Manatt, Phelps & Phillips, LLP Direct Dial: (212) 830-7273 E-mail: malazraki@manatt.com

November 20, 2007

BY FACSIMILE (212) 480-3393
Kermit Brooks
First Deputy Superintendent
New York State Department of Insurance
25 Beaver Street
New York, NY 10004

Re:	American International Group, Inc. (the “Insurer Group”)

Dear Mr. Brooks:

This is in response to our telephone conversation earlier today in which you have requested certain information pursuant to Article 15 of the New York Insurance Law regarding the above Insurer Group.  Specifically, you have requested that the Reporting Persons, as discussed more fully below, produce written evidence that they filed for and received an exemption from control as that term is defined in Article 15 with respect to the Insurer Group.  At this time, the Reporting Persons can affirmatively represent that they have not made such a filing since March 2005 and if such filing was previously made on their behalf, they are unaware of such filing.  The Insurer Group would have possession of any such filing and to date, notwithstanding numerous requests and court orders has either failed or refused to provide copies of any such regulatory filings.  An additional specific request for filings with the New York Insurance Department on behalf of the Reporting Persons will be sent to counsel for the Insurer Group today.

As you know on November 2, 2007 a schedule 13D filing was made with the Securities and Exchange Commission with respect to the Insurer Group on behalf of certain Reporting Persons.  While in the aggregate, the Reporting Persons own greater than 10% of the above, no one Reporting Person owns 10% or more of the above.  Two of these Reporting Persons, C.V. Starr & Co., Inc. and Starr International Company, Inc. are long time holders of AIG shares and their status as such has not changed since the 1970s.  Yet, you have now raised issues regarding the collective ownership of the Reporting Persons of the Insurer Group and whether a filing under Article 15 on behalf of the Reporting Persons is warranted under the circumstances.

At our recent meeting, we represented that there are no agreements among and between the Reporting Persons to acquire, sell or vote the securities of the Insurer Group or to act in concert in any manner with respect to the Insurer Group.   As you know, since no one Reporting Person owns 10% or more of the voting securities and there exists no agreement which requires

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Kermit Brooks
November 20, 2007

such persons to act in concert, there is no presumption that the Reporting Persons have “control” of the Insurer Group as that term is defined in Section 1501(a)(2) of the Insurance Law.   As indicated at our meeting, the filing of the 13D was done out of an abundance of caution so that the issues regarding the management of the Insurer Group may be reviewed and discussions may be had with shareholders.  The 13 D clearly states that there have been no decisions regarding the future intentions of the Reporting Persons.

The joint filing of the 13D is not and should not be taken as anything other than a ministerial act of convenience without any intent to act in concert regarding the actual affairs or management of the Insurer Group as respects the requirements of Article 15.  Therefore, we believe that no filing is required pursuant to Article 15.

When we spoke earlier today you requested that you received a response to your inquiry today.  Given the time of year and the unavailability of documents and persons necessary to gather all of the information which may be required should you need further information, we would greatly appreciate the opportunity to have further discussions with you after the Thanksgiving holiday and provide you with additional information as needed .

Best wishes for a Happy Thanksgiving.

Sincerely,

/s/ Marcia D. Alazraki

Marcia D. Alazraki

MDA:mdh